SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Longtop Financial Technologies Limited

(Name of Issuer)

Ordinary Shares, $0.01 par value

(Title of Class Securities)

54318P108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❒Rule 13d-1(b)
❒Rule 13d-1(c)
☒Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54318P108
1	Name of Reporting Person. Cathay ITfinancial Services Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,500,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 7,500,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 14.9%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 54318P108
1	Name of Reporting Person. Cathay Capital Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,500,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 7,500,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 14.9%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 54318P108
1	Name of Reporting Person. Cathay Capital GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,500,000
	7	Sole Dispositive Power 7,500,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 14.9%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 54318P108
1	Name of Reporting Person. New China Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 14.9%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 54318P108
1	Name of Reporting Person. Trust Asset Management, LLP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization U.S. Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 14.9%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 54318P108
1	Name of Reporting Person. Capital Asset Management, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization U.S. Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 14.9%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 54318P108
1	Name of Reporting Person. S. Donald Sussman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 14.9%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 54318P108
1	Name of Reporting Person. Paul S. Wolansky
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 14.9%
12	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer:
Longtop Financial Technologies Limited

	(b)	Address of Issuer’s Principal Executive Offices:
15/F, Block A, Chuangxin Building
Software Park
Xiamen, 361005
People’s Republic of China

Item 2.	(a)	Name of Person Filing:
Cathay ITfinancial Services Limited
Cathay Capital Holdings, L.P.
Cathay Capital GP, Ltd.
New China Capital Management, LLC
Trust Asset Management, LLP
Capital Asset Management, Inc.
S. Donald Sussman
Paul S. Wolansky

	(b)	Address of Principal Business Office, or if None, Residence:
Cathay ITfinancial Services Limited
c/o Suite 2008, Tower 1, Lippo Centre
89 Queensway
Hong Kong

Cathay Capital Holdings, L.P.
Cathay Capital GP, Ltd.
New China Capital Management, LLC
Paul S. Wolansky
c/o New China Management Corp.
One Dock Street
Stamford, CT 06902

Trust Asset Management, LLP
Capital Asset Management, Inc.
S. Donald Sussman
6100 Red Hook Quarters, Suite C1-C6
St. Thomas, United States Virgin Islands 00802-1348

	(c)	Citizenship:
Cathay ITfinancial Services Limited – British Virgin Islands
Cathay Capital Holdings, L.P. – Cayman Islands
Cathay Capital GP, Ltd. – Cayman Islands
New China Capital Management, LLC - Delaware
Trust Asset Management, LLP – U.S. Virgin Islands
Capital Asset Management, Inc. – U.S. Virgin Islands
S. Donald Sussman – United States
Paul S. Wolansky – United States

	(d)	Title of Class of Securities:
Ordinary Shares

	(e)	CUSIP Number:
54318P108

Item 3.	Not Applicable.

Item 4.	Ownership:
The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2007:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Cathay ITfinancial Services Limited (1)	7,500,000	14.9%	7,500,000	0	7,500,000	0
Cathay Capital Holdings, L.P. (2)	7,500,000	14.9%	7,500,000	0	7,500,000	0
Cathay Capital GP, Ltd. (3)	7,500,000	14.9%	0	7,500,000	7,500,000	0
New China Capital Management, LLC (4)	7,500,000	14.9%	0	7,500,000	0	0
Trust Asset Management, LLP (5)	7,500,000	14.9%	0	7,500,000	0	7,500,000
Capital Asset Management, Inc. (6)	7,500,000	14.9%	0	7,500,000	0	7,500,000
S. Donald Sussman (7)	7,500,000	14.9%	0	7,500,000	0	7,500,000
Paul S. Wolansky (8)	7,500,000	14.9%	0	7,500,000	0	7,500,000

1.	Cathay ITfinancial Services Limited (“Cathay IT”) is the record owner of 7,500,000 ordinary shares of the issuer.
2.
Cathay Capital Holdings, L.P. (“Cathay Capital”) owns 100% of the total outstanding shares of Cathay IT.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Cathay Capital may be deemed to beneficially own all of the ordinary shares of the issuer held by Cathay IT.

3.
Cathay Capital GP, Ltd. (“Cathay GP”), as the general partner of Cathay Capital, has the sole power to dispose of, or to direct the disposition of, and the shared power to vote or direct the vote of, Cathay Capital’s investments.  Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Cathay GP may be deemed to beneficially own all of the ordinary shares of the issuer held by Cathay IT.

4.
New China Capital Management, LLC (“New China”), as the investment manager of Cathay Capital, has the shared power to direct the voting of Cathay Capital’s investments.  Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, New China may be deemed to beneficially own all of the ordinary shares of the issuer held by Cathay IT.

5.
Trust Asset Management, LLP (“TAM”) owns (i) 45% of the total outstanding shares of Cathay GP and (ii) 50% of the total outstanding membership interests of New China.  TAM has the power to direct the management and policies of Cathay GP and New China.  Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, TAM may be deemed to beneficially own all of the ordinary shares of the issuer held by Cathay IT.

6.
Capital Asset Management, Inc. (“CAM”) is the managing partner of TAM and accordingly has the power to direct the management and policies of TAM.  Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, CAM may be deemed to beneficially own all of the ordinary shares of the issuer held by Cathay IT.

7.
S. Donald Sussman owns (i) 99% of the total outstanding limited partnership interests of TAM and (ii) 100% of the total outstanding shares of CAM.  Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Sussman may be deemed to beneficially own all of the ordinary shares of the issuer held by Cathay IT.  Mr. Sussman disclaims beneficial ownership of all of the ordinary shares of the issuer held by Cathay IT except to the extent of his pecuniary interest therein.

8.
Paul S. Wolansky (i) controls three trusts that own in aggregate 45% of the total outstanding shares of Cathay GP and (ii) owns 50% of the total outstanding membership interests of New China.  Mr. Wolansky has the power to direct the management and policies of Cathay GP and New China.  Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Wolansky may be deemed to beneficially own all of the ordinary shares of the issuer held by Cathay IT.  Mr. Wolansky disclaims beneficial ownership of all of the ordinary shares of the issuer held by Cathay IT except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February  13 , 2008

CATHAY ITFINANCIAL SERVICES LIMITED

By:	/s/Paul S. Wolansky
Name:	Paul S. Wolansky
Title:	Director

CATHAY CAPITAL HOLDINGS, L.P.

By:	/s/Paul S. Wolansky
Name:	Paul S. Wolansky
Title:	Authoritized person, New China Capital Management, LLC, the fund manager for Cathay Capital Holdings, L.P.

CATHAY CAPITAL GP, LTD.

By:	/s/Paul S. Wolansky
Name:	Paul S. Wolansky
Title:	Director

NEW CHINA CAPITAL MANAGEMENT, LLC

By:	/s/Paul S. Wolansky
Name:	Paul S. Wolansky
Title:	Chairman

TRUST ASSET MANAGEMENT, LLP

By:	/s/S. Donald Sussman
Name:	S. Donald Sussman
Title:	Chairman

CAPITAL ASSET MANAGEMENT, INC.

By:	/s/S. Donald Sussman
Name:	S. Donald Sussman
Title:	Chairman

/s/S. Donald Sussman
S. Donald Sussman

/s/Paul S. Wolansky
Paul S. Wolansky

*Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement